Exhibit 77I(b)

Class L Distribution and Service Plan

Certain Portfolios have adopted a distribution and service or “Rule 12b-1” plan for their Class L shares.  The plan allows the Class L shares of a Portfolio to compensate GWFS Equities, Inc., the Fund’s principal underwriter and distributor (the “Distributor”), for distribution of Class L shares and for providing or arranging for the provision of services to Class L shareholders.  The Distributor may spend these payments on any activities or expenses primarily intended to result in the sales of Class L shares of a Portfolio and/or for providing or arranging for the provision of services to a Portfolio’s Class L shareholders.  Only IRA custodians or trustees may purchase Class L shares.

The distribution and service plan provides for a maximum fee equal to an annual rate of 0.25% (expressed as a percentage of average daily net assets of the Class L shares of a Portfolio).  Because these fees are paid out of Class L’s assets on an ongoing basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

Class T1 Distribution Plan

The Maxim Lifetime Portfolios (the “Portfolios”) have adopted a distribution or “Rule 12b-1” plan for their Class T1 shares.  The plan allows the Class T1 shares of the Portfolios to compensate GWFS Equities, Inc., the Fund’s principal underwriter and distributor (the “Distributor”), for distribution of Class T1 shares and for providing or arranging for the provision of services to Class T1 shareholders.   Such fees may be spent by the Distributor on any activities or expenses primarily intended to result in the sale of Class T1 shares of the Portfolios and/or for providing or arranging for the provision of services to the Portfolios’ Class T1 shareholders (including sponsors of qualified retirement plans).

The distribution plan provides for a maximum fee equal to an annual rate of 0.10% (expressed as a percentage of average daily net assets of the Class T1 shares of the Portfolios). Because these fees are paid out of Class T1's assets on an ongoing basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

Class G1 Distribution Plan

The SecureFoundation Portfolios (the “Portfolios”) have adopted a distribution or “Rule 12b-1” plan for their Class G1 shares.  The plan allows the Class G1 shares of the Portfolios to compensate GWFS Equities, Inc., the Fund’s principal underwriter and distributor (the “Distributor”), for distribution of Class G1 shares and for providing or arranging for the provision of services to Class G1 shareholders.   Such fees may be spent by the Distributor on any activities or expenses primarily intended to result in the sale of Class G1 shares of the Portfolios and/or for providing or arranging for the provision of services to the Portfolios’ Class G1 shareholders (including sponsors of qualified retirement plans).

The distribution plan provides for a maximum fee equal to an annual rate of 0.10% (expressed as a percentage of average daily net assets of the Class G1 shares of the Portfolio). Because these fees are paid out of Class G1's assets on an ongoing basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.